UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
August 26, 2009
Commission File No. 000-26860
LIHIR GOLD LIMITED
Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea
(Address of principal executive offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑           Form 40-F ☐
     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐)
     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐)
     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐          No ☑
     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-          .)

SIGNATURES

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

LIHIR GOLD LIMITED

By:	/s/ Stuart MacKenzie

Name	Stuart MacKenzie
Title:	Group Secretary & General Counsel

Date:	August 26, 2009

June 2009 Profit Result Bonikro, Côte d’Ivoire
Forward looking statements This presentation may contain certain forward-looking statements, including but not limited to (i) estimated reserves, (ii) anticipated production profiles and characteristics, (iii) expected capital requirements, (iv) d legally extract or produce. LGL uses certain terms on this website, such as “measured,” “indicated,” and “inferred” “resources,” which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in LGL’s most recent Form 20-F, which may be secured from LGL, or from the SEC’s website at http://www.sec.gov/edgar.shtml. 1

Another record half • R ** (All financial numbers in this presentation are expressed in $US unless otherwise stated.) *553Mt at 2.42gAu/t. **27.7Mt at 1.9gAu/t
Record half year gold production (Kozs) 612 566 294 Q2 376 315 326 316 183 169 177 318 Q1 250 193 157 139 H1 07 H2 07 H1 08 H2 08 H1 09 2

Revenues rising strongly (US$m) 564 469 287 263 235 208 165 178 Dec-05 Jun-06 Dec-06 Jun-07 Dec-07 Jun-08 Dec-08 Jun-09
Margins expanding (US$/oz) 909 892 Cash price realised 815 737 261 597 338 471 Cash margin 223 519 503 211 114 218 114 166 92 93 71 Costs deferred 106 122 437 385 312 348 350 Total cash cost/oz 283 257 H1 06 H2 06 H1 07 H2 07 H1 08 H2 08 H1 09 Numbers for periods prior to H108 are for Lihir Island only 3

Record profit performance (Mine EBITDA, US$m) 3
Divisional EBITDA (US$m) 27 29 274 208 H2 08 H1 09 Mt H2 08 H1 09 PNG Africa 4

Reported net profit9
Record underlying profit (US$m) 15 Net profit after tax, before non-cash hedging losses loss on repayment of gold loan, and non-recurring items 5

Globally competitive cash costs (US$/oz) Industry average $437 Cash costs Mar Qtr 09+ 437 385 348 350 312 283 257 H1 06 H2 06 H1 07 H2 07 H1 08 H2 08 H1 09 * Excludes Ballarat. + Source: Macquarie Bank
Cashflow and capex (US$m) 38 352 489 149 259 65 Opening cash Cash from Hedge book Investing Equity Issue & net cash Operations closeout other 6

Capital expenditure ($ U$m) Actual H1 2009 Forecast FY 2009 337 78 MOPU + MOPU Power 34 202 31 44 16 140 10 31 3 21 20 6 Lihir Island Ballarat Mt Rawdon & Bonikro CDI Lihir Island Ballarat* Mt Rawdon Bonikro CDI Other Exploration & other Exploration
Million Ounce Plant Upgrade • Project remains on schedule and budget •$210 million expenditure committed to date • Preparatory work commenced • 70MW Interim Power Station approved. Expected cost $160 million 7

Lihir Island resources increased 43.0 4.7 Measured 36.5 35.3 34.1 34.4 3.8 32.9 3.4 3.6 4.4 4.7 24.2 24.4 38.3 Indicated 3.4 3.2 32.7 30.7 30.8 30.9 28.2 20.8 21.2 2001 2002 2003 2004 2006 2007 2008 2009 *See Appendix for further details
Lihir Island resources increased • Inferred Resources increased from 3.4 million to 5.5 million ozs* • Link Zone drilling • MOPU contributes to reduced cut-off grades • Minifie drilling in Phase 9 *87.3 Mt @ 1.95 gAU/t 8

Cote d’Ivoire resources increased Oumé M&I Resources (Kozs) Deposits 1706 1399 217 koz Indicated 1170 15 koz Inferred 1050 Hiré Deposits Bonikro 442 koz indicated 1.05 moz M&I 450 koz inferred Jun 07 Jun 08 Dec 08 Aug 09 318 koz inferred Inferred Resources (Kozs) 783 683 574 616 Jun 07 Jun 08 Dec 08 Aug 09 See full information in Appendix One
Bonikro Deeps Target Current Pit 9

Bonikro Deeps Target Mafics Measured and Indicated Resource Inferred Resource Felsic Intrusion Bonikro Design Pit (USD 400/oz) M&I Resource Optimised Shell (USD 700/oz) Total Resource Optimised Shell (USD 700/oz)
Côte d’Ivoire regional exploration • 17 target areas across the Tehini country Bassawa • Exploration focus on Fetekro establishing satellite deposits within trucking distance of Bonikro Oumé Didievi • Discovery cost approx $15/oz Bonikro Hiré • Hire pre-feasibility study commenced • Bonikro Deeps 16 hole program 10

Market cap/oz M&I resource ($ US/oz) 393 351 348 334 297 270 188 150 143 141 123 118 113 105 98 93 79 37 29 co rp d k ro ol d s s rra LG L e lds o ny amb dgol dor adoldcoBa G m ont A gni ck Iam golBa rricKinro H Ra n Eld G o R ed Yamana Ne w New Ce nte Newcrest An g loP oly us H arm G oldfi P eter Adjusted Markct Cap/oz M&I Resource at August 17. Source RBC Capital Markets. LGL adjusted for Resource upgrade
Full year outlook • Increasing gold production (Kozs) • Reserves upgrade planned • Total cash costs below $400/oz 1.0 — 1.2m • Debt free, cash in the bank Bonikro • Completely un-hedged 882 Mt Rawdon Ballarat 701 651 596 Lihir Island 2005 2006 2007 2008 2009 Figures include 100% of Bonikro production, of which 90% is attributable to LGL 11

www.LGLgold.com LGL Competent Person Statement The information in this report that relates to Exploration Results and Mineral Resources at Lihir Island and Côte d’Ivoire is based on information compiled by Mr Roy Kidd. Mr Kidd is a member of the Australian Institute of Geoscientists and is a full time employee of Lihir Services Australia Pty Ltd (LSA) in the role of Principal Geologist. LSA provides services to LGL pursuant to a Managed Services Agreement. Roy Kidd has sufficient experience which is relevant to the style of mineralisation and the type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the “Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves”. Roy Kidd consents to the inclusion in the report of the matters based on his information in the form and context in which it appears. This report is to be read in accordance with and subject to LGL’s most recently filed updated reserves and resources statement available from LGL’s website www.lglgold.com or on the company announcements page of the ASX www.asx.com.au. Note to U.S. Investors Cautionary Note to U.S. Investors — The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a SEC company can economically and legally extract or produce. LGL uses certain terms in this document, such as “measured,” “indicated,” and “inferred” “resources,” which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in LGL’s most recent Form 20-F, which may be secured from LGL, or from the SEC’s website at www.sec.gov/edgar.shtml. Note to Canadian Investors / NI 43 — 101 Statement Canadian Investors — for further information in relation to the calculation of reserves and resources with respect to LGL’s Lihir operation, please refer to the Lihir Gold Limited (TSX:LGG) Technical Report (NI 43-101) dated 18 September 2007 available on SEDAR (www.sedar.com). Mineral Reserves and Mineral Resources included herein are presented in accordance with the JORC Code. If presented in accordance with the CIM Definition Standards on Mineral Resources and Mineral Reserves adopted by the CIM Council, the Mineral Reserve and Mineral Resource presentation would be materially same.
Appendix One 12

Appendix One